                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549


                                  Form 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1994

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-3385



                       H. J. HEINZ COMPANY SAVER PLAN
                               (Title of Plan)



                             H. J. Heinz Company
          (Name of Issuer of securities held pursuant to the Plan)



                   600 Grant Street Pittsburgh, PA  15219
        (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements and supplemental schedule are attached hereto:

1. Independent Accountants' Report dated June 23, 1995 of Coopers & Lybrand L.L.P. for the Plan financial statements

2.  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1994 and 1993

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1994 and 1993

4.  Notes to Financial Statements

5. Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1994.

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 23, 1995 is filed herein.

                                  SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                H. J. HEINZ COMPANY SAVER PLAN
                                                                (Name of Plan)


                                        EMPLOYEE BENEFITS ADMINISTRATION BOARD


                                        By: ......./s/ GEORGE C. GREER........
                                                 George C. Greer, Chairman


June 23, 1995

                        INDEPENDENT ACCOUNTANTS' REPORT



H. J. HEINZ COMPANY EMPLOYEE
  BENEFITS ADMINISTRATION BOARD:

   We have audited the accompanying statements of net assets available for plan benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   As discussed in note 9 to the financial statements, the H. J. Heinz Company SAVER Plan changed its method of accounting for payments due to participants in 1993, in accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans".

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/  COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
June 23, 1995

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           as of December 31, 1994




                                  H.J. Heinz Co.  Magellan   Retirement Gov't.  Retirement  Equity-Income  Puritan  Intermediate
                                    Stock Fund      Fund       Money Market     Growth Fund      Fund        Fund     Bond Fund
                                  --------------  --------   ------------------ ------------ ------------- -------- -------------
Assets:

 Investment in Master Trust
   (Note 8)                         $5,557,100     $1,633,829    $7,022,878       $947,745       $859,250    $746,955   $575,267

 Investment                                  -              -             -              -              -           -          -

 Investment income receivable:
    Dividends                           54,123              -             -              -              -           -          -
    Interest and other                     437              -        33,273              -              -           -      3,257
                                    ----------     ----------    ----------       --------       --------    --------   --------
       Total investment income
         receivable                     54,560              -        33,273              -              -            -     3,257
                                    ----------     ----------    ----------       --------       --------    --------   --------
 Contributions receivable:
    Employee                            47,029         27,868       111,118         12,261         11,331      13,817      7,413
    Employer                           123,930         21,056       154,254          9,850          9,907      12,179      8,347
                                    ----------     ----------    ----------       --------       --------    --------   --------
       Total contributions
         receivable                    170,959         48,924       265,372         22,111         21,238      25,996     15,760
                                    ----------     ----------    ----------       --------       --------    --------   --------
 Participant Loan Repayments             1,198          1,601         1,741            463            834         952        371
                                    ----------     ----------    ----------       --------       --------    --------   --------
       Total Assets                  5,783,817      1,684,354     7,323,264        970,319        881,322     773,903    594,655
                                    ----------     ----------    ----------       --------       --------    --------   --------
Net Assets Available for Plan
 Benefits                           $5,783,817     $1,684,354    $7,323,264       $970,319       $881,322    $773,903   $594,655
                                    ==========     ==========    ==========       ========       ========    ========   ========

                                     Overseas         Participants'
                                       Fund               Loans             Total
                                  --------------      -------------      ------------

Assets:

 Investment in Master Trust
   (Note 8)                         $190,061            $      -          $17,533,085

 Investment                                -             109,814              109,814

 Investment income receivable:
    Dividends                              -                    -              54,123
    Interest and other                     -                    -              36,967
                                  ----------            ---------         -----------

       Total investment income
         receivable                        -                    -              91,090
                                  ----------            ---------         -----------

 Contributions receivable:
    Employee                           4,783                    -             235,620
    Employer                           4,147                    -             343,670
                                  ----------            ---------         -----------

       Total contributions
         receivable                    8,930                    -             579,290
                                  ----------            ---------         -----------

 Participant Loan Repayments             167                (7,327)                 -
                                  ----------            ----------        -----------

       Total Assets                  199,158               102,487         18,313,279
                                 -----------            ----------        -----------

Net Assets Available for Plan
 Benefits                           $199,158              $102,487        $18,313,279
                                   ==========           ==========        ===========



   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1993


                                        H. J. Heinz Co. GIC Group    Magellan   Retirement Gov't.     Retirement      Equity-Income
                                          Stock Fund    Trust Fund     Fund       Money Market        Growth Fund         Fund
                                        --------------  ----------   --------   -----------------    --------------  --------------

Assets:

  Investments                              $3,959,977           $-   $1,247,481       $3,336,438            $508,567        $367,339

  Dividends receivable                         32,381            -            -                -                   -               -

  Contributions receivable:
    Employee                                   41,260            -       24,218           57,775              10,075           9,845
    Employer                                  106,885            -       29,525          154,051              14,490          18,302
                                          ------------ ------------  ----------  ------------------   --------------  --------------

      Total contributions receivable          148,145            -       53,743          211,826              24,565          28,147
                                          ------------ ------------  ----------  ------------------   --------------  --------------


  Receivable from Clorox plan (note 7)               -           -            -        1,156,020             260,686         299,303



                                          ------------ ------------  ----------  ------------------   --------------  --------------
      Total Assets                          4,140,503            -    1,301,224        4,704,284             793,818         694,789
                                          ------------ ------------  ----------  ------------------   --------------  --------------

                                          ------------ ------------  ----------  ------------------   --------------  --------------
Net Assets Available for Plan Benefits     $4,140,503           $-   $1,301,224       $4,704,284            $793,818        $694,789
                                          ============ ============  ==========  ==================   ==============  ==============


                                            Puritan      Intermediate     Overseas    Participants'
                                              Fund        Bond Fund         Fund         Loans            Total
                                          -----------    ------------    ---------    -----------    --------------

Assets:

  Investments                                $486,867       $278,013       $73,930      $221,071       $10,479,683

  Dividends receivable                              -              -             -             -            32,381

  Contributions receivable:
    Employee                                   10,740          7,545         1,710             -           163,168
    Employer                                   16,418         14,173         6,498             -           360,342
                                          -----------    ------------    ---------    -----------    --------------
      Total contributions receivable           27,158         21,718         8,208             -           523,510
                                          -----------    ------------    ---------    -----------    --------------

  Receivable from Clorox plan (note 7)              -        170,356        12,967             -         1,899,332

                                          -----------    ------------    ---------    -----------    --------------
      Total Assets                            514,025        470,087        95,105       221,071        12,934,906
                                          -----------    ------------    ---------    -----------    --------------

                                          -----------    ------------    ---------    -----------    --------------
Net Assets Available for Plan Benefits       $514,025       $470,087       $95,105      $221,071       $12,934,906
                                          ===========    ============    =========    ===========    ==============



   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1994




                                    H. J. Heinz Co. Magellan   Retirement Gov't.  Retirement  Equity-Income  Puritan  Intermediate
                                      Stock Fund      Fund       Money Market     Growth Fund      Fund        Fund     Bond Fund
                                    --------------  --------   ------------------ ------------ ------------- -------- -------------
Net change in Investment in
 Master Trust (Note 8)                    $275,271    ($102,288)     $421,821        ($9,317 )     ($40,084)     $8,712   ($32,114)

Additions:

   Participant contributions               739,251      339,217     1,126,900        137,587        150,736     171,636    113,277
   Employer contributions                1,141,739      289,623     1,800,470        130,710        124,819     138,582    100,847
   Transfer for Loan Repayments             16,956       21,452        27,545          7,848         10,591      11,134      5,507
                                        ----------   ----------    ----------       --------       --------    --------   --------
       Total additions                   1,897,946      650,292     2,954,915        276,145        286,146     321,352    219,631
                                        ----------   ----------    ----------       --------       --------    --------   --------
Deductions:
    Withdrawals                            529,903      164,874       757,756         90,327         59,529      70,186     62,949
                                        ----------   ----------    ----------       --------       --------    --------   --------
       Total deductions                    529,903      164,874       757,756         90,327         59,529      70,186     62,949
                                        ----------   ----------    ----------       --------       --------    --------   --------

Net increase (decrease) in net assets
 available for plan benefits for
 the year                                1,643,314      383,130     2,618,980        176,501        186,533     259,878    124,568

Net assets available for plan benefits
 at the beginning of the year            4,140,503    1,301,224     4,704,284        793,818        694,789     514,025    470,087
                                        ----------   ----------    ----------       --------       --------    --------   --------

Net assets available for plan benefits
 at the end of the year                 $5,783,817   $1,684,354    $7,323,264       $970,319       $881,322    $773,903   $594,655
                                        ==========   ==========    ==========       ========       ========    ========   ========

                                           Overseas          Participants'
                                             Fund                Loans             Total
                                        --------------       --------------   ----------------

Net change in Investment in
 Master Trust (Note 8)                     $26,416                 $      -          $548,417

Additions:

   Participant contributions                39,665                        -         2,818,269
   Employer contributions                   45,665                        -         3,772,455
   Transfer for Loan Repayments              2,290                 (103,323)                -
                                          --------                 --------       -----------

       Total additions                      87,620                 (103,323)        6,590,724
                                          --------                 --------       -----------
Deductions:
    Withdrawals                              9,983                   15,261         1,760,768
                                          --------                 --------       -----------
       Total deductions                      9,983                   15,261         1,760,768
                                          --------                 --------       -----------

Net increase (decrease) in net assets
 available for plan benefits for
 the year                                  104,053                 (118,584)        5,378,373

Net assets available for plan benefits
 at the beginning of the year               95,105                  221,071        12,934,906
                                          --------                 --------       -----------

Net assets available for plan benefits
 at the end of the year                   $199,158                 $102,487       $18,313,279
                                          ========                 ========       ===========

   The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    for the Year Ended December 31, 1993


                                                        H. J. Heinz Co.   GIC Group    Magellan    Retirement Gov't.  Retirement
                                                          Stock Fund     Trust Fund      Fund        Money Market     Growth Fund
                                                       ---------------- ------------  ----------  ------------------ -------------

Additions:
  Investment income:
    Dividends                                                  $126,734           $-     $92,483                  $-       $47,847
    Interest                                                          -        6,590           -              55,284             -
                                                       ---------------- ------------  ----------  ------------------ -------------
      Total investment income                                   126,734        6,590      92,483              55,284        47,847
                                                       ---------------- ------------  ----------  ------------------ -------------

  Participant contributions                                     356,933            -     107,075             623,513        38,212

  Employer contributions, net of
    forfeitures applied                                       1,721,963            -     294,131           1,071,593       133,845

  Merger of Portion Pac, Inc. plan assets (note 7)              385,699            -     371,568             967,125        70,695
  Merger of Clorox plan assets (note 7)                               -            -           -           1,156,020       260,686

  Transfers for repayments
    of participants' loans                                        2,013            -       1,977               4,785           741

  Interfund transfers                                          (111,088)       1,816      83,563             (87,791)       30,230
                                                       ---------------- ------------  ----------  ------------------ -------------
      Net transfers                                            (109,075)       1,816      85,540             (83,006)       30,971
                                                       ---------------- ------------  ----------  ------------------ -------------
      Total additions                                         2,482,254        8,406     950,797           3,790,529       582,256
                                                       ---------------- ------------  ----------  ------------------ -------------
Deductions:
  Withdrawals                                                 1,037,681      230,601     162,344             272,997        23,188


  Net depreciation (appreciation)
    in fair value of investments                                611,012            -     (43,238)                  -       (21,113)

                                                       ---------------- ------------  ----------  ------------------ -------------
      Total deductions                                        1,648,693      230,601     119,106             272,997         2,075
                                                       ---------------- ------------  ----------  ------------------ -------------
Net increase (decrease) in net assets
  available for plan benefits for the year                      833,561     (222,195)    831,691           3,517,532       580,181

Net assets available for plan benefits at
  the beginning of the year                                   3,306,942      222,195     469,533           1,186,752       213,637

Net assets available for plan benefits at              ---------------- ------------  ----------  ------------------ -------------
  the end of the year                                        $4,140,503           $-  $1,301,224          $4,704,284      $793,818
                                                       ================ ============  ==========  ================== =============
                                                      Equity-Income      Puritan    Intermediate   Overseas  Participants'
                                                          Fund            Fund       Bond Fund       Fund       Loans       Total
                                                     ---------------- ------------  ------------  ----------  --------  -----------


Additions:
  Investment income:
    Dividends                                                  $9,623      $48,941            $-      $1,103        $-     $326,731
    Interest                                                        -            -        11,907           -         -       73,781
                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Total investment income                                   9,623       48,941        11,907       1,103         -      400,512
                                                     ---------------- ------------  ------------  ----------  --------  -----------

  Participant contributions                                    28,736       43,999        27,534       5,555         -    1,231,557

  Employer contributions, net of
    forfeitures applied                                       109,548      146,141        90,993      40,370         -    3,608,584

  Merger of Portion Pac, Inc. plan assets (note 7)            101,989      118,842       105,617      15,067   131,699    2,268,301
  Merger of Clorox plan assets (note 7)                       299,303            -       170,356      12,967   102,709    2,002,041

  Transfers for repayments
    of participants' loans                                      1,060        1,689           727         345   (13,337)           -

  Interfund transfers                                           7,230       40,234        19,563      16,243         -            -
                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Net transfers                                             8,290       41,923        20,290      16,588   (13,337)           -
                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Total additions                                         557,489      399,846       426,697      91,650   221,071    9,510,995
                                                     ---------------- ------------  ------------  ----------  --------  -----------
Deductions:
  Withdrawals                                                   9,476       30,159        23,509       1,282         -    1,791,237


  Net depreciation (appreciation)
    in fair value of investments                              (25,492)       5,747         1,468      (4,737)        -      523,647

                                                     ---------------- ------------  ------------  ----------  --------  -----------
      Total deductions                                        (16,016)      35,906        24,977      (3,455)        -    2,314,884
                                                     ---------------- ------------  ------------  ----------  --------  -----------

Net increase (decrease) in net assets
  available for plan benefits for the year                    573,505      363,940       401,720      95,105   221,071    7,196,111

Net assets available for plan benefits at
  the beginning of the year                                   121,284      150,085        68,367           -         -    5,738,795

Net assets available for plan benefits at            ---------------- ------------  ------------  ----------  --------  -----------
  the end of the year                                        $694,789     $514,025      $470,087     $95,105  $221,071  $12,934,906
                                                     ================ ============  ============  ==========  ========  ===========


       The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                        Notes to Financial Statements


(1) Plan Description:

    The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for an age-related company contribution account, which is explained in detail below.

       General

    The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of its affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

    The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan effective February 8, 1994. Bankers Trust Company had acted as trustee ("Former Trustee") under the Plan until February 7, 1994.


       Contributions

    Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contribution may not exceed 12% and 10%, respectively, of their earnings. The total of a participant's tax deferred plus after tax contributions may not exceed 12% of his earnings. A participant may make contributions, in whole percentages, of not less than 1% of his earnings.

    Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $9,240 and $8,994 in 1994 and 1993, respectively. This amount remains at $9,240 in 1995. A participant affected by these limitations will be given timely notification by the Committee.

    At the discretion of the Board of Directors, the Company or any participating affiliated company will contribute in the form of Company stock, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 10 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


      Contributions (continued)

   The determination of the amount of such contribution is made by the Board of Directors of the Company after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants.

   For the years ended December 31, 1994 and 1993, the matching contribution amounts at various divisions or plants of divisions ranged from 12 cents to $1.00 for each tax deferred dollar up to 6% of participants earnings.

   Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which they are approved by the Committee. The supplemental contributions were $830,498 for the year ended December 31, 1994 and $731,773 for the year ended December 31, 1993.

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of participating employees who direct the investment of such contributions into one or more of the investment funds stated in note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for their tax deferred contributions, after tax account, which will be maintained for their after tax contributions, and rollover account, which will be maintained for their rollover contributions, will be fully vested at all times.

   A participant's matching account or supplemental account, (which will be maintained for the Company's matching contributions and supplemental contributions), will be fully vested upon the occurrence of any of the following events: completion of 3 or 5 years of service with respect to matching contributions and supplemental contributions, respectively, attainment of age 65, disability, or death. Participants will be vested in the value of their CCA contributions upon the occurrence of any of the following events: completion of 5 years of service, attainment of age 65, disability, or death.

      Withdrawals

   A participant may elect to withdraw from his after tax or rollover account up to 100% of his account balance.

   A participant's tax deferred contributions will be available for withdrawal if:

     (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

     (b)   The participant has attained age 59 1/2.

   A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

   A participant who qualifies for a hardship withdrawal is suspended from making contributions to the plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, shall receive a lump sum equal to the value of their vested account.

      Loans

   The granting of participant loans is prohibited by the Plan; however, the Plan accepted the existing participant loans from merged plans in 1993 (also see note 7). The interest rates for all outstanding loans for the years ended December 31, 1994 and 1993 ranged from 6.10% to 11.00% and 6.10% to 11.50%
   respectively.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


       Termination

    In accordance with the procedures set forth in the Plan, the Company may terminate the Plan at any time in whole or in part. To the extent permitted under Section 401(k) of the Internal Revenue Code and the regulations thereunder, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the Trust Fund will be liquidated unless the Plan is continued by a successor to the Company in accordance with the Plan. If the Plan is completely or partially terminated, the accounts of all participants affected thereby will become fully vested and nonforfeitable to the extent funded. Currently, the Company has no intention of terminating the Plan.

       Administration Expenses

    All expenses of the Plan including record-keeping fees, administrative charges, professional fees, and Trustee fees for the years ended December 31, 1994 and 1993 were paid by the Company.


(2) Summary of Significant Accounting Policies:

       Investment Valuation

    The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

    Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

    Guaranteed investment contracts are recorded at contract value which includes principal and accumulated interest, which approximates market value.

    Temporary investments in short-term investment funds are valued at cost which approximates market value.

       Other

    Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

    Certain reclassifications were made to prior year's amounts to conform with the 1994 presentation.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


(3) Federal Income Taxes:

    The IRS has made a determination that the Plan is a qualified plan under
    Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

    The IRS will be requested to review the Plan amendments made since the determination letter was granted. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under
    Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

    Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.


(4) Investment Programs:

    Participants may direct the investment of their tax deferred and after tax contributions, in multiples of 1%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows.

       The H. J. Heinz Company Stock Fund consists of common stock of the
       Company.

       The GIC Group Trust Fund invests the contributions of plan participants in guaranteed investment contracts which are issued by insurance companies and banks that guarantee payment of interest and principal.
       The GIC Group Trust is managed by Fidelity Management Trust Company and available to other employee benefit trusts. Interest rates are determined annually for contributions made during the year. The actual interest rate for any funds in the GIC Group Trust after the initial year will be a blended rate based on the respective rates of interest earned by prior contributions.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

      Participant contributions to the GIC Group Trust Fund were discontinued in May, 1990. Balances in the GIC Group Trust Fund as of April 30, 1990 could remain in the Plan through the end of the contract period (March, 1993). Transfers out of this fund were permitted, with the restriction that transfers could not be made to the Retirement Government Money Market or Intermediate Bond Funds. This restriction was lifted March 4, 1993 when all affected participants were given written notice instructing them to transfer, before March 15, 1993, their account balance in the GIC Group Trust Fund to any other fund of the Plan; otherwise their account balance would be automatically transferred to the Retirement Government Money Market.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

      The assets of the Retirement Government Money Market are invested in a money market fund. The assets consist of short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements collateralized by U. S. Government obligations.

      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.

      The assets of the Equity-Income Fund are invested primarily in common stocks, but are also invested in preferred stocks, corporate bonds and convertible securities.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      The Overseas Fund is an aggressive growth fund which seeks long-term capital appreciation, primarily through investments in foreign securities.

    The Magellan, Retirement Government Money Market, Retirement Growth, Equity-Income, Puritan, Intermediate Bond, and Overseas Funds are managed by Fidelity Management and Research Company.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)

(5) Net Asset Value per Unit:

    Beginning in February 1994, the interests of Plan participants are accounted for under a unit method. The corresponding market values are calculated using the previous day's units and current day's unit value. The number of units in each fund and the net asset value per unit are as follows:

                                                  December 31, 1994
                                                  -----------------
H. J. Heinz Co. Stock Fund................     5,223,608        $1.074
Retirement Gov't Money Market.............     6,787,141        $1.040
Intermediate Bond Fund....................       590,276        $ .980
Puritan Fund..............................       733,864        $1.018
Equity-Income Fund........................       857,165        $1.002
Magellan Fund.............................     1,663,979        $ .982
Retirement Growth Fund....................       947,176        $1.001
Overseas Fund.............................       187,576        $1.013


(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $78,762 for the year ended December 31, 1994 and $90,581 for the year ended December 31, 1993.


(7) Mergers:

    On February 28, 1994, the Board approved that the assets and liabilities of the Bargaining Unit Employees Savings Plan be merged into and succeeded by the Plan effective as of January 1, 1994. The participants' accounts held under the Bargaining Unit Employees Savings Plan were transferred to the Plan to be held subject to the provisions of the Plan. The transfer of assets amounted to approximately $90,000 and is reflected in the change in investment in master trust.

    On May 16, 1994, certain employees of Borden, Inc. became employees of Portion Pac, Inc. at which time they became eligible for participation in the Plan. On September 23, 1994, the Company granted pre-participation service for vesting purposes to the former Borden employees now participating in the Plan. Effective May 16, 1994, the benefits under the Plan were extended to certain eligible hourly employees of Portion-Pac who are employed at the Chatsworth, California facility.

    On April 14, 1993, the Board approved the merger of certain assets of the Portion Pac, Inc. Thrift Savings (401-(k)) Plan ("PPI Plan") into the
    Plan and certain participants of the PPI Plan became eligible for membership in the Plan effective June 1, 1993. The transfer of PPI Plan assets occurred on August 5, 1993. The total assets transferred from the PPI Plan to the Plan were $2,268,301 of which $131,699 represented PPI Plan participant loan balances.

                             H. J. HEINZ COMPANY
                                 SAVER PLAN

                  Notes to Financial Statements (Continued)


(7) Mergers (continued):

    On July 1, 1993, the Company purchased the Clorox Company's Food Service Products Division. Certain participants in the Clorox Company Tax Reduction Investment Plan ("TRIP") employed by the Clorox Company's Food Service Products Division ("Affected Participants") became eligible for membership in the Plan effective November 1, 1993. Affected Participants' TRIP loan balances of $102,709 were merged into the Plan effective December 1, 1993. All other TRIP assets related to Affected Participants were not transferred to the Plan until February 28, 1994. The Plan has recorded a transfer receivable of $1,899,332 at December 31, 1993.

                       H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8) Master Trust:

    In February of 1994, the Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

    The following table presents the Master Trust information for the Plan.

                                                           December 31, 1994
                       -----------------------------------------------------------------------------------------------------------
                                                                                                                   SAVER Plan
                         Fair Value of                                                            Net             Percentage of
                         Investment of                    Investment Income                    Change in         Interest in the
                         Master Trust              Dividends             Interest            the Fair Value        Master Trust
                       -----------------         -------------         ------------        ------------------   -------------------
H. J. Heinz Co.
  Stock Fund              $143,205,971            $ 5,257,717          $   51,747            $ 4,605,953              3.92%

GIC Group
  Trust Fund                 8,193,285                  _                 363,062              2,307,732                _

Magellan Fund               27,559,136              1,073,737                _                (1,790,724)             5.93%

Retirement Gov't
  Money Market              20,135,076                  _                 627,211              1,113,986             34.88%


Retirement
  Growth Fund               12,836,665              1,241,168                _                   197,898              7.38%

Equity-Income
  Fund                       8,587,688                800,233                _                   (72,086)            10.01%

Puritan Fund                16,513,195              1,213,761                _                 1,764,061              4.52%

Intermediate
  Bond Fund                  6,396,773                431,272                _                (1,110,613)            8.99%

Asset Manager
  Growth Fund                1,282,079                 34,220                _                   308,071               _

Asset Manager
  Income Fund                   92,344                  5,626                _                    10,846               _

Asset Manager
  Fund                       1,380,270                 48,729                _                   180,528               _

Overseas Fund                4,606,965                 79,264                _                 1,563,569             4.13%

  Total
                          ------------            -----------          ----------            -----------            -----
Master Trust              $250,789,447            $10,185,727          $1,042,020            $ 9,079,221            7.01%
                          ============            ===========          ==========            ===========            =====

                              H.J. HEINZ COMPANY
                                  SAVER PLAN

                   Notes to Financial Statements (Continued)


 (9) Change in Accounting:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", ("Guide"), the Plan includes payments due to participants in net assets available for plan benefits in accordance with the Guide. Payments due to participants as of December 31, 1994 and 1993 were $78,906 and $21,978 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

(10) Subsequent Events:

     On April 11, 1995 the Plan was amended to allow participation by certain employees of the Quaker Oats Company and the All American Gourmet Company. Company contributions will be made from the date of acquisition of such companies.

                        H. J. HEINZ COMPANY EMPLOYEES
                                  SAVER PLAN

                       EIN:  25 - 0542520    Plan 011
         Item 27a - Schedule of Assets Held for Investment Purposes
                           as of December 31, 1994

                                           (c)  Description of investment including
     (b)  Identity of issue, borrower,     maturity date, rate of interest, collateral,                          (e) Current
(a)       lessor, or similar party                    par or maturity value                   (d)  Cost          Market Value
- ---  ----------------------------------  -----------------------------------------------   ---------------    ------------------

 *   H. J. Heinz Company                 Participants Loans (6.10% to 11.50%)                   102,487            102,487

                                                                                           --------------     --------------
                                                                                               $102,487           $102,487
                                                                                           ==============     ==============

                                     18

                                EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 23, 1995 is filed herein.